  EXHIBIT 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
May 27, 2022

VOTING RESULTS

Resolution #1:

The Chairman declared that the shareholders ratified the ratified the Election of Directors for all nominees listed below:

Nominees	For	%	Withheld	%

Dr. Isa Odidi	12,104,193	98.82%	144,707	1.18%
Dr. Amina Odidi	12,124,250	98.98%	124,650	1.02%
Bahadur Madhani	12,061,655	98.47%	187,245	1.53%
Norman Betts	12,127,603	99.01%	121,297	0.99%
Shawn Graham	12,061,621	98.47%	187,279	1.53%

Resolution #2:

The Chairman declared that the shareholders ratified and approved reappointment of MNP LLP, Chartered Professional Accountants, as auditor and to authorize the directors to fix the auditor’s remuneration:

Proxies Tabulated:
For:
16,479,642
97.85%
 Withheld:
362,018
2.15%
 Total:
16,841,660
100%

Dated this 27th day of May 2022

TSX Trust Company
/s/ Helen Kim Helen Kim	/s/ Megan Rocha Megan Rocha